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                            [VARITRONICS LETTERHEAD]

                                          February 28, 1996

Dear Varitronic Systems, Inc. Shareholder:

     I am pleased to inform you that Varitronics has entered into a Plan and Agreement of Merger with W.H. Brady Company and two of its subsidiaries (the "Merger Agreement") providing for the acquisition of all of the issued and outstanding shares of Varitronics common stock at a net price of $17.50 per share by a tender offer followed by a merger (the "Brady Offer").

     The Brady Offer is conditioned upon, among other things, two-thirds of the total number of shares of common stock outstanding (on a fully diluted basis) being validly tendered and not withdrawn. The Merger Agreement provides that, as promptly as practicable following the Brady Offer, all shares which are not tendered through the Brady Offer will be acquired through a merger at the same price per share as the Brady Offer (the "Merger").

     Varitronic's Board of Directors has, in light of and subject to the terms and conditions set forth in the Merger Agreement, determined that the Brady Offer and the Merger are fair to, and in the best interests, of the shareholders of Varitronics.

     Your Board of Directors has approved the Brady Offer, and the Merger, and recommends that shareholders ACCEPT the tender offer and tender their shares.

     Attached is a copy of Varitronic's Schedule 14D-9 relating to the Brady Offer, which is being filed today with the Securities and Exchange Commission. This document should be read carefully. In particular, I call your attention to
Item 4, which describes both the reasons for the Board of Directors recommendations and certain additional factors that shareholders may wish to consider.

                                          Sincerely,

                                          [SIG]

                                          Reid V. MacDonald
                                          Director